PROSPECTUS SUPPLEMENT

(to prospectus dated September 16, 2009 and the prospectus supplements dated September 25, 2009, October 9, 2009, October 16, 2009, January 6, 2010,

January 14, 2010, April 14, 2010, June 28, 2010, July 13, 2010 and July 14, 2010)

Filed Pursuant to Rule 424(b)(3) Registration No. 333-150655

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/ 8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8 % Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated September 16, 2009 and the prospectus supplements dated September 25, 2009, October 9, 2009, October 16, 2009, January 6, 2010, January 14, 2010, April 14, 2010, June 28, 2010, July 13, 2010 and July 14, 2010.

See the “Risk Factors” section beginning on page 5 of the prospectus and the “Risk Factors” section in our Quarterly Reports on Form 10-Q filed with the SEC on October 9, 2009, January 14, 2010, and April 14, 2010 for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is August 17, 2010.

1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 17, 2010

BIOMET, INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Indiana	001-15601	35-1418342
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

56 East Bell Drive

Warsaw, Indiana 46582

(Address of Principal Executive Offices, Including Zip Code)

(574) 267-6639

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On August 17, 2010, Biomet, Inc. issued a press release reporting that it received a warning letter from the U.S. Food and Drug Administration (FDA) regarding its Signature™ Personalized Patient Care System.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release issued August 17, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2010

BIOMET, INC.

/s/ Bradley J. Tandy
By:	Bradley J. Tandy
Its:	Senior Vice President, General Counsel and Secretary

EXHIBITS

Exhibit No.	Description

99.1	Press release issued August 17, 2010

BIOMET RECEIVES FDA WARNING LETTER, SEEKS RESOLUTION WITH FDA

Warsaw, IN – (August 17, 2010) – On July 28, 2010, Biomet received a Warning Letter from the U.S. Food and Drug Administration (FDA) regarding the Signature™ Personalized Patient Care system, alleging that Biomet does not have appropriate clearance or approval to market the system in the United States.

Biomet responded to the Warning Letter on August 3, 2010, explaining why the company believes that the Signature™ Personalized Patient Care system, which is manufactured by Materialise NV, has been appropriately marketed under a 510(k) premarket clearance. The company has not received a formal response to its August 3rd letter to the FDA.

Biomet is committed to working with the FDA to resolve the issue in the best interests of patients and their doctors without disruption to patient treatment.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses reconstructive products, including orthopedic joint replacement devices, bone cements and accessories, autologous therapies and dental reconstructive implants; fixation products, including electrical bone growth stimulators, internal and external orthopedic fixation devices, craniomaxillofacial implants and bone substitute materials; spinal products, including spinal stimulation devices, spinal hardware and orthobiologics; and other products, such as arthroscopy products and softgoods and bracing products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Contacts

For further information contact Bill Kolter, Corporate Vice President, Government Affairs, Public Affairs and Corporate Communication, at (574) 372-1535.

P.O. Box 587 • Warsaw, IN 46581-0587 • Office: 574.267.6639 • www.biomet.com